Exhibit 99.1

Microsoft and Rezolve AI Partner to Drive Global Retail Innovation with AI-Powered Commerce Solutions

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Rezolve AI’s Brain Suite to be distributed via Microsoft Azure Marketplace with extensive Go-to-Market and Co-Sell Support
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Companies Collaborate to Bring Differentiated Generative AI Solutions to Customers

Redmond, WA and New York, NY October 3, 2024 – Microsoft Corporation (NASDAQ: MSFT) and Rezolve AI (NASDAQ: RZLV), a global leader in AI-powered commerce solutions, today announced a strategic partnership to empower retailers with advanced capabilities for digital engagement. Through this collaboration, Rezolve AI’s Brain Suite – including Brain Commerce, Brain Checkout, and Brain Assistant – will be powered by Microsoft Azure and available globally via Microsoft’s Azure Marketplace and co-sell channels.

This partnership aims to empower retailers to transform their customer engagement and operations with advanced AI solutions powered by the Microsoft Cloud. In addition, Microsoft will extend extensive Go-to-Market (GTM) and co-sell support, providing marketing, sales, and technical support to accelerate Rezolve AI's market penetration over the next five years.

"The potential for Generative AI to transform retailers' businesses is immense,” said Nick Parker, President of Industry & Partnerships at Microsoft. “Through this partnership, we will combine the power of the Microsoft Cloud with Rezolve's purpose-built solutions built on their unique Gen AI models, to bring a differentiated conversational AI experience to our mutual customers. Together, we can provide retailers with the tools they need to personalize shopping experiences and streamline operations at scale.

"Partnering with Microsoft is an exciting opportunity,” said Daniel M. Wagner, CEO of Rezolve AI. “Its global reach and advanced Azure infrastructure combined with our Brain Suite create a powerful synergy that will revolutionize retail and commerce. Together, we’re making it easier for retailers to harness the power of AI to boost engagement, streamline processes, and drive growth."

Empowering Retailers with Scalable AI Solutions that address Friction in eCommerce and Digital Channels

Retailers today face significant challenges with their ecommerce solutions, including managing complex customer journeys, ensuring seamless checkout processes, and integrating

AI-driven insights to enhance customer engagement and boost conversions. Rezolve AI’s Brain Suite, featuring Brain Commerce, Brain Checkout, and Brain Assistant, addresses these issues by providing intelligent, integrated solutions that streamline operations, personalize customer interactions, and drive sales growth.

Key Aspects of the Partnership:

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Levelling Up Digital and Commerce Engagement: By integrating the Brain Suite with Microsoft Azure, Rezolve AI offers retailers scalable and secure AI capabilities, backed by Azure’s enterprise-grade infrastructure, that are designed to reduce cart abandonment. For example, Brain Suite allows conversational engagement with digital and commerce channels in 95 languages, which can help retailers speed up the check-out flow as well as provide comprehensive generative AI-supported customer support. Additionally, Azure customers will benefit from pre-configured solutions that streamline deployment, offering rapid ROI and operational efficiencies.

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Global Distribution via Azure Marketplace: Rezolve AI’s Brain Suite will be listed on the Microsoft Azure Marketplace, providing seamless access for retailers globally to leverage AI-driven solutions for commerce.

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Extensive Go-to-Market and Co-Sell Support: The partnership will leverage co-sell and marketing support across five years, including:
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Marketing: Joint marketing campaigns, PR, and field enablement.
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Co-Sell Support: Access to Microsoft’s 35,000 incentivized sellers and marketplace rewards to accelerate customer acquisition.
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ISV Success Benefits: Access to Microsoft AI Cloud Partner Program benefits, unlocking incentives, co-sell readiness and technical support.

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Industry Leadership in AI and Retail: The partnership further strengthens Microsoft’s leadership in Generative AI solutions for retail, enabling retailers to stay competitive by adopting cutting-edge AI tools that personalize customer experiences and improve business outcomes.

About Microsoft

Microsoft (Nasdaq “MSFT” @microsoft) creates platforms and tools powered by AI to deliver innovative solutions that meet the evolving needs of our customers. The technology company is committed to making AI available broadly and doing so responsibly, with a mission to empower every person and every organization on the planet to achieve more.

About Rezolve AI

Rezolve AI (NASDAQ: RZLV) is a leader in AI-powered solutions for commerce and retail, focused on transforming customer engagement, streamlining transactions, and driving revenue growth. The company’s Brain Suite of products—Brain Commerce, Brain Checkout, and Brain Assistant—harness the power of AI to provide personalized, frictionless shopping experiences and improve business outcomes for retailers and brands worldwide. For more information, visit www.rezolve.com.

Media Contacts:

Microsoft Corporation

Microsoft Media Relations, WE Communications

(425) 638-7777

rapidresponse@we-worldwide.com

Rezolve AI

Urmee Khan

Global Head of Communications

urmeekhan@rezolve.com

+44 7576 094 040